Issuer Free Writing Prospectus, dated September 17, 2019
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary ProspectusSupplement

dated September 17, 2019
Registration Statement No. 333-228321

Omega Healthcare Investors, Inc.
$500,000,000

3.625% Senior Notes due 2029

September 17, 2019

Issuer:	Omega Healthcare Investors, Inc.

Guarantees:

The notes will be fully and unconditionally guaranteed by the Company's existing and future subsidiaries that guarantee unsecured indebtedness under the Company's existing senior notes and the facilities for money borrowed of the Company in a principal amount at least equal to $50 million including the Company's credit agreements

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Title of Securities:	3.625% Senior Notes due 2029

Aggregate Principal Amount:	$500,000,000

Trade Date:	September 17, 2019

Settlement Date:	September 20, 2019 (T +3)

Final Maturity Date:	October 1, 2029

Issue Price to Public:	98.542% plus accrued interest, if any, from September 20, 2019

Gross Proceeds to Issuer:	$492,710,000

Coupon:	3.625%

Yield to Maturity:	3.801%

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.801%

Spread to Benchmark Treasury:	+200 basis points

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2020

Record Dates:	March 15 and September 15

Optional Redemption Provisions:	Make-whole call @ T+30 bps Par call on or after July 1, 2029

CUSIP/ISIN Numbers:	681936 BL3 / US681936BL34

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:

Capital One Securities, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Fifth Third Securities, Inc. The Huntington Investment Company SMBC Nikko Securities America, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, Inc. toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. at (866) 807-6030, or J.P. Morgan Securities LLC collect at (212) 834-4533.

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